Filed by: American Century Capital Portfolios, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: American Century Mutual Funds, Inc.
SEC Registration No.: 002-14213

American Century Investments®

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2019 Special Meeting

Meeting Date:
September 30, 2019

Vote By Date:
September 29, 2019 11:59 PM EDT

Questions? Contact a Live Representative:
Call 1-844-858-7388

How do I vote?

Cast your vote by phone or online.
Your Control Number for voting:
0123456789012345

Go to proxyvote.com

Call 1-800-690-6903

Proposal

Proposal	BOARD RECOMMENDATION
To approve an Agreement and Plan of Reorganization, pursuant to which the Value Fund (the "Value Fund"), a series of American Century Capital Portfolios, Inc. ("Acquiring Corporation"), would acquire all of the assets of, and assume the liabilities of, the Capital Value Fund in exchange for shares of the Value Fund to be distributed to the shareholders of the Capital Value Fund and the dissolution and termination of the Capital Value Fund (the "Reorganization"). More Details	FOR

American Century Investments®

American Century Capital Value Fund

2019 Proxy Statement Summary &
Special Meeting of Shareholders

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Your Vote Matters!
Take a moment to vote your proxy today.

MESSAGE TO SHAREHOLDERS | HOW DO I VOTE? | PROPOSAL | QUESTIONS & ANSWERS

Jonathan S. Thomas
President and Chief Executive Officer

Why Am I Voting?

Dear Shareholder,

We are asking you to vote on a proposed reorganization involving your fund. A brief description of the proposed reorganization is provided below while more detailed information is provided in the enclosed materials. The Board of Directors, including all of the Independent Directors, unanimously approved and recommend that you vote FOR the proposal.

We are proposing the reorganization of the Capital Value Fund into the Value Fund. If the proposed reorganization is approved by shareholders, you will receive shares of the Value Fund in exchange for your shares in the Capital Value Fund.

The information contained within this site describes the proposal in more detail. Our proxy solicitor, Broadridge Financial Solutions, Inc., may contact you if we haven't received your vote. Your vote is extremely important, no matter how large or small your holdings.

How does the board recommend I vote?

Please review the proposal below. We appreciate you placing your trust in American Century and look forward to helping you achieve all of your financial goals.

To approve an Agreement and Plan of Reorganization, pursuant to which the Value Fund (the "Value Fund"), a series of American Century Capital Portfolios, Inc. ("Acquiring Corporation"), would acquire all of the assets of, and assume the liabilities of, the Capital Value Fund in exchange for shares of the Value Fund to be distributed to the shareholders of the Capital Value Fund and the dissolution and termination of the Capital Value Fund (the "Reorganization").

Board Recommendation
FOR

Important news for shareholders

While we encourage you to read the Combined Proxy Statement and Prospectus ("Proxy Statement and Prospectus") in its entirety, here is a brief overview of the proposal you will be asked to vote on. This overview contains limited information, should be read in conjunction with, and is qualified in its entirety by reference to the more detailed information contained elsewhere in the Proxy Statement and Prospectus.

Why am I receiving this Proxy Statement and Prospectus?

You are receiving this Proxy Statement and Prospectus because the fund you own, the Capital Value Fund ("Capital Value Fund"), a series of American Century Mutual Funds, Inc. (the "Existing Corporation"), will be having a Special Meeting of Shareholders ("Special Meeting") on September 30, 2019.

What will I be asked to vote on at the Special Meeting?

You will be asked to approve an agreement and plan of reorganization (the "Plan") providing for the reorganization (the "Reorganization") of the Capital Value Fund into the Value Fund, a series of American Century Capital Portfolios, Inc. (the "Value Fund," and, together with the "Capital Value Fund," the "Funds").

Get more information

For more in-depth information, please download our full Proxy Statement and Prospectus.

Proxy Statement | Prospectus

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All dates and times are based on Central time.

You should consider the fund's investment objectives, risks, and charges and expenses carefully before you invest. The fund's prospectus or summary prospectus, which can be obtained by calling 1.800.345.2021, contains this and other information about the fund, and should be read carefully before investing. Download Prospectus: Mutual Fund or Exchange Traded Fund (ETF). Investments are subject to market risk.

Shareholder Proxy Vote
Proxy Voting applies to the following fund:

•	Capital Value Fund - A Series of American Century Mutual Funds, Inc.

Why am I being asked to vote?
All shareholders of the Capital Value Fund as of July 26, 2019, are eligible to vote on the proposal and will receive a detailed proxy statement in mid-August 2019. If you are eligible, we encourage you to vote  as soon as possible.
How do I cast my vote?
You may vote online, by phone, by mail or in person at the special meeting. To vote online, access the Web site listed on a proxy card. To vote by telephone, call the toll-free number listed on a proxy card. To vote online or by telephone, you will need the number that appears on the right-hand side on each of your proxy cards. To vote by mail, complete, sign and send us the enclosed proxy card(s) in the enclosed postage-paid envelope. You also may vote in person at the special meeting on September 30, 2019.
What am I being asked to vote on?
Shareholders of the Capital Value Fund are being asked to approve the reorganization of the Capital Value Fund into the Value Fund.
When will the special meeting be held?
The special meeting will be held on September 30th, 2019, at 10:00 a.m. Central time at American Century Investments' office at 4500 Main Street, Kansas City, Missouri, 64111.
Has the Board of Directors of Capital Value Fund (the "Board") approved the Reorganization? How does the Board recommend that I vote?
Yes, the Board has determined that the Reorganization is in the best interests of the Capital Value Fund and its shareholders and approved the Reorganization and the Agreement and Plan of Reorganization. The Board, including all of its Independent Directors, unanimously recommends you vote FOR the proposal.
What will happen to my existing shares?
In exchange for your shares of the Capital Value Fund, you will receive the same class of shares of the Value Fund.
How do the investment objectives and principal investment strategies of the Capital Value Fund compare with those of the Value Fund (collectively, the "Funds")?

The investment objectives of the Funds are similar. The Funds both seek long-term capital growth as their primary objective but Value Fund also has a secondary objective of seeking income. The investment objective of both Funds is fundamental and may not be changed without the approval of their respective Fund’s shareholders.
The principal investment strategies of the Funds are similar. Both Funds utilize a value strategy to look for companies whose stock price may not reflect the company's value. Both Funds also attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the portfolio managers believe more accurately reflects the fair value of the company. Capital Value Fund invests primarily in stocks of medium to large companies while Value Fund looks for stocks of companies of all sizes. The Capital Value Fund's investment strategy also seeks to minimize taxable distributions to shareholders, although it may realize taxable gains and earn some dividends.
Will portfolio management change?
The current portfolio managers of the Capital Value Fund, Philip Sundell and Brian Woglom, are also portfolio managers of the Value Fund. The Value Fund also has the following additional portfolio managers: Phillip Davidson, Michael Liss, and Kevin Toney.
Will I incur any sales charges due to the Reorganization?
No.
Will the Reorganization create a taxable event for me?
No, the Reorganization is intended to have no direct or indirect federal income tax consequences for you. You should consult your own tax adviser to learn more about any potential personal tax consequences of the Reorganization, including foreign, state and local tax consequences.
What will the effect of the Reorganization be on the fees that I pay?
Your new management fee will be equal to or lower than the management fee you currently pay net of waivers.
What is the timetable for the Reorganization?
If shareholders approve the Proposal, the Reorganization is expected to occur on or about October 25, 2019.
Who will pay for the Reorganization?
The Funds will not bear any expenses or transaction costs of the Reorganization. American Century Investment Management, Inc. or its affiliates will bear the expenses and transaction costs of the Reorganization.
My holdings in the Capital Value Fund are small, why should I vote?

Your vote makes a difference. If many shareholders do not vote their proxies, the Capital Value Fund may not receive enough votes to go forward with its Special Meeting.
Who do I call if I have questions?
If you need any assistance or have any questions regarding the Proposal or the process of voting your shares, please call Broadridge Financial Solutions, Inc., the proxy solicitor, toll-free at 1-844-858-7388, Monday through Friday from 9:00 a.m. to 10:00 p.m. Eastern time. Please have your proxy materials available when you call.
A proxy statement with respect to the information described above will be mailed to shareholders of record on July 26, 2019, and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the proxy statement because it contains important information. The proxy statement and other relevant documents will be available free of charge on the SEC's website at www.sec.gov  or by calling 1-800-345-2021.

August 1, 2019

Updated Management Fees

As a result of the annual management fee review, the Boards of Directors/Trustees have approved new and extended waivers for certain funds (including some Variable Portfolio funds). The appropriate prospectuses will be updated or supplemented.

Capital Value Fund Proxy Notification

All shareholders of the Capital Value Fund as of July 26, 2019, are being asked to approve the reorganization of the Capital Value Fund into the Value Fund.

The Board, including all of its Independent Directors, unanimously recommends a vote FOR the proposal. The shareholder meeting will be held on September 30, 2019. If approved, the changes will be effective on or about October 25, 2019.

We’re here to help

If you have questions about the waivers or the proxy proposal, please call the Sales Relationship Team at 1-800-345-6488 or Home Office Services at 1-800-378-9878. We appreciate your continued business partnership.

Best Regards,
American Century Relationship Management

You should consider the fund’s investment objectives, risks, charges and expenses carefully before you invest. The fund’s prospectus or summary prospectus, which can be obtained by visiting americancentury.com, contains this and other information about the fund, and should be read carefully before investing.

A proxy statement with respect to the information described above will be mailed to shareholders of record and filed with the Security Exchange Commission (SEC). Investors are urged to read the proxy statement because it contains important information. The proxy statement and other relevant documents will be available free of charge on the SEC’s website at www.sec.gov or by calling 1-800-345-2021.

FOR INSTITUTIONAL USE ONLY/NOT FOR PUBLIC USE

American Century Investments
P.O. Box 419385, Kansas City, MO 64141-6385
Americancentury.com/ipro

American Century Investment Services, Inc., Distributor
©2019 American Century Proprietary Holdings, Inc.
All Rights Reserved.

ACI-1674664

Your vote counts!

Vote today to avoid reminder notices in the weeks to come.

We've made voting easy. After reviewing the enclosed proxy information, vote using one of the following methods.

Internet

1. Go to: www.proxyvote.com.
2. Enter the number that appears in the box on the right-hand side of your proxy card.
3. Follow the instructions on the site.

Telephone

1. Call toll-free 1-800-690-6903.
2. Enter the number that appears in the box on the right-hand side of your proxy card.
3. Follow the recorded instructions.

Mail

1. Complete, sign and date the proxy card.
2. Return the card in the postage-paid return envelope.

Please do not mail the proxy card if you vote by internet or telephone. Thank you for your participation and your continued support of American Century Investments®.

©2019 American Century Proprietary Holdings, Inc. All rights reserved.

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American Century Investments®

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